Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF MAY 24, 2018

DATE, TIME AND PLACE: On May 24, 2018, at 6 p.m., at Av. Brigadeiro Faria Lima, 3500, 1º andar, in São Paulo, State of São Paulo (SP).

CHAIRMAN: Roberto Egydio Setubal – Co-Chairman.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY MADE:

The Board of Directors, in the exercise of the duties assigned to it under the Corporate Bylaws, approved the convening, on an opportune date to be widely announced to the market by the Company, of an Extraordinary General Stockholders’ Meeting so that the following matters can be resolved upon:

1. the stock split by 50% of the current 6,536,090,232 book-entry shares with no par value that comprise the capital stock, 3,305,526,906 of which are common shares and 3,230,563,326 are preferred shares. As a consequence, stockholders will receive one (1) new share for each two (2) shares of the same type as that they own;

1.1. the purpose of this stock split is to increase the liquidity of the shares as a result of the adjustment of their price in the market since the trading at a more accessible level, combined with a higher number of outstanding shares, potentially generates more trades and higher financial volume, resulting in the creation of value for stockholders. The new shares will be freely distributed and will benefit stockholders in proportion to their equity investment held prior to the split.

1.2. the base date of the right to the stock split will be announced to the market by the Company after the approval of the resolutions by the Central Bank of Brazil (“BACEN”). Accordingly, the Company shares will continue, until the date to be opportunely announced, to be traded with the right to the stock split and, only after such date, will they be traded ex-rights to the split.

1.3. the new split shares will be fully entitled to the earnings that may be declared after the date of the inclusion of these shares in the stockholding position, as described in item “1.2” above, under the same terms as the common and preferred shares of the Company, as applicable;

1.4. the monthly dividends will be maintained at R$ 0.015 per share so that the total amounts monthly paid by the Company to stockholders will be increased by fifty percent (50%) after the inclusion of the split shares in the stockholding position. The minimum annual dividend ensured to the preferred shares will be maintained at R$ 0.022 per share;

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF MAY 24, 2018 - 6 p.m.	Page 2

1.5. the stock split will be always carried out in whole numbers. After the approval of the resolutions by BACEN, the Company will determine a period no longer than thirty (30) days for the stockholders who wish to transfer the fractions of shares arising from the split. Once this period elapses, any remaining shares arising from the fractions of shares will be separated, grouped in whole numbers and sold on the B3 S.A., Brasil, Bolsa, Balcão (B3 – Brazilian Exchange and OTC) and the net amount determined will be made available to the stockholders of these fractions. The Company will provide further details on the above mentioned procedure in a timely manner;

1.6. on the international market, concurrently with the operation in the Brazilian market and in the same proportion, the securities traded on the U.S. market (ADR - American Depositary Receipt) will also be split by fifty percent (50%) so that the investors will receive one (1) new ADR for every two (2) ADRs that they hold on the base date. Accordingly, the ADRs will continue to be traded in the proportion of one (1) preferred share of the Company to one (1) ADR;

2. increase the limit of authorized capital in proportion to the stock split by 50% in shares so that the Company can be authorized to increase the capital, upon a resolution of the Board of Directors, regardless of amendments to the Corporate Bylaws, up to the limit of thirteen billion, one hundred and seventy-six million and nine hundred thousand (13,176,900,000) shares, six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) of which are common shares and six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are preferred shares;

3. amend the wording of Article 3 (main paragraph and item 3.1.) of the Corporate Bylaws so that it can record the new composition of capital and the new limit of authorized capital; and

4. consolidate the Corporate Bylaws with the amendments mentioned in item “3” above, as proposed herein.

The respective Convening Notice of the Extraordinary General Stockholders’ Meeting, the “Meeting Manual” and the Absentee Voting Form will be disclosed to the market in a timely manner within the legal term.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 24, 2018. (undersigned) Roberto Egydio Setubal – Co-Chairman; Alfredo Egydio Setubal, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Members of the Board.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer